UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  001-32458

DIANA SHIPPING INC.

(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release dated November 13th, 2007 from Diana Shipping Inc. (the “Company”) announcing that it has taken delivery of the newly-built Boston, a 177,828 dwt Capesize dry bulk carrier built by Shanghai Waigaoqiao Shipbuilding Co. Ltd.

Exhibit 1

                                               Corporate Contact:
                                               Ioannis Zafirakis
                                               Director and Vice-President
                                               Telephone: + 30-210-9470100
                                               izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
                                               Edward Nebb
                                               Euro RSCG Magnet
                                               Telephone: + 1-212-367-6848
                                               ed.nebb@eurorscg.com

DIANA SHIPPING INC. ANNOUNCES DELIVERY OF CAPESIZE
BULK CARRIER AND COMMENCEMENT OF TIME CHARTER CONTRACT WITH BHP BILLITON

ATHENS, GREECE, November 13, 2007 – Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, announced today that the Company has taken delivery of the newly-built Boston, a 177,828 dwt Capesize dry bulk carrier built by Shanghai Waigaoqiao Shipbuilding Co. Ltd.

As previously announced, the Boston was purchased at the price of $110 million and is chartered to BHP Billiton Marketing AG for a four-year period with a one year extension at the charterer’s option.The charter contract provides for an approximately 47 to 49 month period at a fixed gross rate of $52,000 per day.  The charterer has the option to employ the vessel for a further 11-13 month period at the same daily gross charter rate. The charter commenced today.

During the minimum period of approximately 47 months, this employment is expected to generate gross revenues of approximately $75 million.  If the charterer exercises its option for the fifth year, the charter is expected to generate gross revenues of approximately $93 million over the entire period.

Including the newly-delivered Boston, the Diana Shipping Inc. fleet currently consists of 17 dry bulk carriers (13 Panamax and 4 Capesize).  The Company has also announced the purchase of two additional Capesize dry bulk carriers, which are expected to be delivered in December 2007 and February 2008, respectively, and two Capesize new-building dry bulk carriers to be delivered in the second quarter of 2010.  A table describing the current Diana Shipping fleet can be found on the Company’s website, www.dianashippinginc.com.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented: “Yesterday the Company announced a new one year time charter contract for one of our Panamax vessels at a gross rate of $82,000 per day, demonstrating the current strength of the dry bulk chartering market. Today, we announced the delivery of our new Capesize vessel and the immediate commencement of the four year time charter with BHP Billiton showing once again management’s ability to provide consistent growth through a combination of long term and short term employment. The four Panamax vessels to be chartered in the very near term together with the delivery of the two Capesize vessels during the same period are evidence of the strong revenue prospects of the Company during 2008.”

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.

Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: November 13, 2007	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President